Exhibit 99.1

Nasdaq Halts CBD Energy Limited

NEW YORK, Nov. 13, 2014 -- The Nasdaq Stock Market® (Nasdaq:NDAQ) announced that trading was halted today in CBD Energy Limited (Nasdaq:CBDE) at 17:08:46 Eastern Time for "additional information requested" from the company at a last price of $0.90.

Trading will remain halted until CBD Energy Limited has fully satisfied Nasdaq's request for additional information.

For news and additional information about the company, please contact the company directly or check under the company's symbol using InfoQuotesSM on the Nasdaq® Web site.

For more information about The Nasdaq Stock Market, visit the Nasdaq Web site at http://www.nasdaq.com.

NDAQO

CONTACT: Nasdaq Media Contact:

         Josh Machiz

         +1.212.231.5614

         Josh.Machiz@nasdaq.com